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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                               DONLAR CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    257791103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Donlar Corporation
                             6502 South Archer Road
                          Bedford Park, Illinois 60501
                           Attention: Larry P. Koskan
                            Telephone: (708) 563-9200
                            Facsimile: (708) 563-9212
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 5, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP No. 257791103 13D                                             Page 2 of 9






         1.       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons (entities only)

                  Larry P. Koskan

         2. Check the Appropriate Box if a Member of a Group (See instructions)

                  (a)  [   ]
                  (b)  [ X ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  PF, OO

         5.       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e) [   ]

         6.       Citizenship or Place of Organization

                  U.S.A.


Number of             7.       Sole Voting Power
Shares                            2,301,821
Beneficially          8.       Shared Voting Power
Owned by                          0
Each                  9.       Sole Dispositive Power
Reporting                         2,301,821
Person                10.      Shared Dispositive Power
With                              0


         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,301,821

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) [ X ]

         13.      Percent of Class Represented by Amount in Row (11)

                  11.1%

         14.      Type of Reporting Person (See instructions)

                  IN

CUSIP No. 257791103     13D                                         Page 3 of 9






         1.       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons (entities only)

                  Jerilyn Koskan

         2. Check the Appropriate Box if a Member of a Group (See instructions)

                  (a)  [   ]
                  (b)  [ X ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  OO

         5.       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e) [   ]

         6.       Citizenship or Place of Organization

                  U.S.A.


Number of             7.       Sole Voting Power
Shares                            1,407,556
Beneficially          8.       Shared Voting Power
Owned by                          0
Each                  9.       Sole Dispositive Power
Reporting                         1,407,556
Person                10.      Shared Dispositive Power
With                              0


         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,407,556

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) [ X ]

         13.      Percent of Class Represented by Amount in Row (11)

                  6.8%

         14.      Type of Reporting Person (See instructions)

                  IN

CUSIP No. 257791103  13D                                            Page 4 of 9





         The following Amendment No. 1 amends and restates the Schedule 13D filed on December 30, 2002, with regard to the common stock, no par value, of Donlar Corporation beneficially owned by Larry P. Koskan and constitutes the initial Schedule 13D filed by Jerilyn Koskan with regard to her beneficial ownership of such stock.

ITEM 1.           SECURITY AND ISSUER.

         The securities to which this Schedule 13D relate are the shares of common stock, no par value per share ("Common Stock"), of Donlar Corporation, an Illinois corporation (the "Company") which, for purposes of filings under
Section 13(d) of the Exchange Act of 1934, is the deemed successor issuer to Donlar Biosyntrex Corporation, a Nevada corporation. The principal executive offices of the Company are located at 6502 South Archer Road, Bedford Park, Illinois 60501.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) Name of persons filing: Larry P. Koskan and Jerilyn Koskan, who are husband and wife. Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons."

         (b) Business address: c/o Donlar Corporation, 6502 South Archer Road, Bedford Park, IL 60501

         (c) Mr. Koskan's present principal occupation is President and Chief Executive Officer of Donlar Corporation at the address noted above in subsection
(b). Mrs. Koskan's present principal occupation is Office Manager for James R. Sanderson OD at 9924 W. 143rd Place, Orland Park, IL 60462.

         (d) Neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Neither of the Reporting Persons has been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship of Reporting Persons: U.S.A.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an agreement and plan of merger between Donlar Biosyntrex Corporation and the Company approved by the stockholders of each corporation and effective March 5, 2003, Donlar Biosyntrex Corporation merged with and into the Company. Pursuant to the agreement and plan of merger, each share of Donlar Biosyntrex Corporation common stock (other than shares owned by the Company) converted into the right to receive 0.25998836 shares of the Company's Common Stock and each share of the Company's common and Series A preferred stock issued prior to the merger (other than shares owned by certain shareholders who agreed to cancellation pursuant to the restructuring plan) converted into the right to receive 0.48725820 shares of the Company's Common Stock.

         Prior to the merger, Mr. Koskan used his personal funds to purchase 4,000,000 shares of Donlar Biosyntrex Corporation common stock. Also prior to the merger, Mr. Koskan used his personal funds to acquire 2,484,560 shares of Donlar Corporation common stock and 142,873 shares of Donlar Corporation

CUSIP No. 257791103  13D                                            Page 5 of 9



preferred stock. Prior to the merger, Mrs. Koskan acquired 2,888,729 shares of Donlar Corporation preferred stock by gift from Mr. Koskan. Pursuant to the agreement and plan of merger, Mr. Koskan's shares of Donlar Biosyntrex Corporation and pre-merger Donlar Corporation stock were converted into an aggregate of 2,301,821 shares of the Company's Common Stock and Mrs. Koskan's shares of pre-merger Donlar Corporation stock were converted into an aggregate of 1,407,556 shares of the Company's Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of each Reporting Person's acquisition of shares of Common Stock is for investment.

         Each Reporting Person intends from time to time to review his or her ownership position in the Company and may, based on such factors as he or she deems relevant, seek to acquire additional shares of Common Stock, dispose of shares of Common Stock, or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.

         (a) Mr. Koskan is the beneficial owner of 2,301,821 shares of Common Stock, which comprises 11.1% of the outstanding shares of the Company's Common Stock. Mrs. Koskan is the beneficial owner of 1,407,556 shares of Common Stock, which comprises 6.8% of the outstanding shares of the Company's Common Stock.

             Each of the Reporting Persons specifically disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Person's spouse, which have been excluded from the shares of Common Stock listed above respectively for each Reporting Person.

         (b) Mr. Koskan has sole voting and dispositive power with respect to 2,301,821 shares of Common Stock. Mrs. Koskan has sole voting and dispositive power with respect to 1,407,556 shares of Common Stock.

         (c) Since the date of Mr. Koskan's original filing on Schedule 13D on December 30, 2002 and pursuant to an agreement and plan of merger by and between Donlar Biosyntrex Corporation and Donlar Corporation, Mr. Koskan's shares of Donlar Biosyntrex Corporation stock and Donlar Corporation stock were converted into an aggregate of 2,301,821 shares of Common Stock and Mrs. Koskan's shares of Donlar Corporation stock were converted into an aggregate of 1,407,556 shares of Common Stock, as more fully discussed in Item 3.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock disclosed herein as being beneficially owned by each Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERWRITINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CUSIP No. 257791103  13D                                            Page 6 of 9



         An Employment Agreement dated July 1, 1996 by and between the Company and Mr. Koskan provides that Mr. Koskan is eligible to receive, as compensation for his continued employment, options to purchase shares of the Company as an incentive bonus. Upon an Involuntary Termination (as defined in the agreement), the unvested portion of any stock option shall automatically be accelerated and exercisable.

         A Change of Control Agreement dated December 24, 1998 by and between the Company and Mr. Koskan provides in the event of a Change of Control (as defined in the agreement) of the Company or Mr. Koskan's resignation for Good Reason (as defined in the agreement), all outstanding stock options shall accelerate and become fully vested.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement by and between Larry P. Koskan and Jerilyn Koskan, dated April 29, 2003.

2. Employment Agreement dated July 1, 1996 by and between the Company and Mr. Koskan (incorporated by reference to Exhibit
                  10.135 filed with Donlar Biosyntrex Corporation's Annual Report on Form 10-KSB filed on April 15, 2002).

3. Change of Control Agreement dated December 24, 1998 by and between the Company and Mr. Koskan (incorporated by reference to Exhibit 10.1 filed with the Company's Form S-4 Registration Statement, Commission File No. 333-90568, filed on January 30,
                  2003).

CUSIP No. 257791103  13D                                            Page 7 of 9




                                   SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2003.



                                   /s/ Larry P. Koskan
                                   --------------------------------------------
                                   Larry P. Koskan



                                   /s/ Jerilyn Koskan
                                   --------------------------------------------
                                   Jerilyn Koskan

CUSIP No. 257791103 13D                                             Page 8 of 9


                                  EXHIBIT INDEX

Exhibit No.

1. Joint Filing Agreement by and between Larry P. Koskan and Jerilyn Koskan, dated April 29, 2003.

2. Employment Agreement dated July 1, 1996 by and between the Company and Mr. Koskan (incorporated by reference to Exhibit
                  10.135 filed with Donlar Biosyntrex Corporation's Annual Report on Form 10-KSB filed on April 15, 2002).

3. Change of Control Agreement dated December 24, 1998 by and between the Company and Mr. Koskan (incorporated by reference to Exhibit 10.1 filed with the Company's Form S-4 Registration Statement, Commission File No.
                  333-90568, filed on January 30, 2003).